Exhibit 21.1
Subsidiaries of Aduddell industries, Inc.

Aduddell Roofing, Inc.	an Oklahoma corporation
Enviro and Emergency management Services, Inc.	a Florida corporation
Aduddell Restoration and Waterproofing, Inc.	an Oklahoma corporation
Aduddell Financial Services LLC.	an Oklahoma company
Global Specialty Group, Inc.	an Oklahoma corporation